Exhibit 99.1

China Networks International Reports Fourth Quarter and Fiscal Year 2009 Financial Results

CHINA –(April 15, 2010) - China Networks International Holdings Ltd (“China Networks” or the “Company”) (OTC.BB: CNWHF), a leading and exclusive operator of television advertising networks in the People’s Republic of China, today reported its financial results for the fourth quarter and fiscal year ended December 31, 2009.

Fourth Quarter Ended December 31, 2009 Financial Highlights:

•	Revenues of $5.1 million

•	US GAAP net loss of $0.8 million

•	Adjusted net income of $1.1 million or $.02 per share based on 57,019,9931 shares

•	Adjusted EBITDA of $1.4 million

Year Ended December 31, 2009 Financial Highlights:

•	Revenues of $19.0 million

•	US GAAP net loss of $1.7 million

•	Adjusted net income of $4.3 million, or $0.08 per share based on 57,019,9931 shares

•	Adjusted EBITDA of $5.7 million

2 Total common shares outstanding as of December 31, 2009 were 12,927,888.  Total adjusted shares outstanding following our restructuring and debt financing transactions on April 13, 2010, is 57,019,993.  (see “About Non-GAAP Financial Measures” below).

Commenting on the Company’s financial results, the Company’s Chairman and Chief Executive Officer, Mr. Shuangqing Li, said “We are pleased with our 2009 performance despite the challenging global environment that has resulted in relatively modest advertising budgets from our international customers. During this period however, we recalibrated our marketing strategy to strengthen our sales force towards higher spending local advertisers in order to offset revenue declines from our international business. Our platform has reinforced our ability to offer our clients a one-stop access to second and third tier television markets in China, extending our viewership to achieve a greater footprint and higher margins through specialized content channels. We have observed an overall improvement in the advertising sector towards the end of 2009 and are confident that this momentum will carry into 2010 with increased demand and higher advertising expenditures from our customers.”

Management’s Outlook

For the full year 2010, China Networks estimates Adjusted EBITDA to be between $5.9-$6.2 million.

About Non-GAAP Financial Measures

The release includes non-GAAP financial measures. The presentation of these non-GAAP financial measures should be considered in addition to the Company's GAAP results and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. The Company's management believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain charges, gains and tax effects that may not be indicative of the Company's core business operating results.  It also excludes interest expense that was accrued but will not be paid as a result of the Company's debt restructuring plan that was completed in April 2010.  The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company's performance. The Company includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making.

The following tables provide reconciliations of net income (US GAAP) to Adjusted EBITDA (Non-GAAP) and Adjusted net income (Non-GAAP):

	Three Months Ended December 31, 2009	Year Ended December 31, 2009
Adjusted EBITDA calculation
Net Income	$(830,995)	$(1,672,454)
Add:
Gain on cancellation of debt		(1,328,861)
Gain on cancellation of accrued liability		(960,000)
Interest expense	1,749,094	6,800,158
Amortization of intangibles	372,000	1,488,000
Taxes	681,755	2,882,754
Minority interest effect	(526,878)	(2,185,377)
Merger expenses		700,000
	2,275,971	7,396,674
	$1,444,976	$5,724,220
Adjusted Net Income calculation
Net Income	$(830,995)	$(1,672,454)
Add:
Gain on cancellation of debt		(1,328,861)
Gain on cancellation of accrued liability		(960,000)
Interest expense	1,749,094	6,800,158
Amortization of intangibles	372,000	1,488,000
Minority interest effect	(186,000)	(744,000)
Merger expenses		700,000
	1,935,094	5,955,297
	$1,104,099	$4,282,843

About China Networks

China Networks International Holdings, Ltd., is a media advertising company focusing on providing international and domestic advertising to its exclusive networks in tier two and tier three cities in China., Currently the Company owns and operates a 50% interest in the Kunming Taishi Information Cartoon Co., Ltd. (Kunming) and Shanxi Yellow River & Advertising Networks Cartoon Technology Co., Ltd (Yellow River) Joint Ventures.  Combined, Kunming and Yellow River represent coverage of 7 television channels and 1 radio station covering 36 million people. China Networks along with its joint venture partners seeks to add more television stations to its advertising network. For more information about China Networks, visit www.chinanetworks.com.

Safe Harbor Statement

This press release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Such statements include, among others, those concerning our expected financial performance and strategic and operational plans, our future operating results, as well as all our assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements can be identified by the use of forward-looking terminology such as "will," "believes," "expects" or similar expressions. Such information is based upon expectations of our management that were reasonable when made but may prove to be incorrect. All of such assumptions are inherently subject to uncertainties and contingencies beyond our control and based upon premises with respect to future business decisions, which are subject to change. We do not undertake to update the forward-looking statements contained in this press release. For a description of the risks and uncertainties that may cause actual results to differ from the forward-looking statements contained in this press release, see our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC"), and our subsequent SEC filings. Copies of filings made with the SEC are available through the SEC's electronic data gathering analysis retrieval system at http://www.sec.gov.

For more information, please contact:

Investor and Media Contact:
Debra Chen, VP Corporate Affairs
Tel: + 917-499-8129
Email: debra@imc-ir.com

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended December 31, 2009	Year Ended December 31, 2009
NET REVENUE	$5,086,522	$19,010,661
COST OF REVENUE	1,237,665	4,333,423
Gross profit	3,848,857	14,677,238
OPERATING EXPENSES
Selling	231,179	457,654
General and administrative expenses	998,354	4,463,307
	1,229,533	4,920,961
INCOME FROM OPERATIONS	2,619,324	9,756,277
OTHER INCOME (EXPENSE)
Other income (expense)	(139,453)	(235,817)
Interest expense	(1,749,094)	(6,800,158)
Interest income	18,752	78,196
Gain on extinguishment and cancellation of debt		1,328,861
Waiver of accrued liability	-	960,000
	(1,869,795)	(4,668,918)
INCOME (LOSS) BEFORE INCOME TAX	749,529	5,087,359
INCOME TAX	437,927	2,638,926
NET INCOME (LOSS)	311,602	2,448,433
Less: Net income attributable to non-controlling interest	(1,142,597)	(4,120,887)
NET INCOME ATTRIBUTABLE TO THE COMPANY	$(830,995)	$(1,672,454)